SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          Amendment #4

                      Omega Worldwide, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                            68210B108
                         (CUSIP Number)

                       David Klafter, Esq.
                Gotham Partners Management Co., LLC
                         110 East 42nd Street
                    New York, New York 10017
                         (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                          February 25, 2002
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 68210B108                              Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 68210B108                              Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 68210B108                              Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            883,956

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          883,956
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     883,956

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.15%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                          SCHEDULE 13D

CUSIP No. 68210B108                              Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings III, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            123,144

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          123,144
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     123,144

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.00%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                     Page 6 of 10 Pages

Item 1. Security and Issuer

     This Amendment #4 amends and supplements the statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Omega Worldwide, Inc., a Maryland corporation (the "Company") previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham II, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

    Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2 is hereby amended as follows.

Item 2. Identity and Background

This Statement is being filed by Gotham with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership ("Gotham III") with respect to shares of Common Stock owned by it, Gotham Advisors with respect to shares of Common Stock owned by Gotham International and Gotham Holdings III, L.L.C. ("Holdings III") with respect to shares directly owned by it. Gotham, Gotham III, Gotham Advisors and Holdings III are together the "Reporting Persons".

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Effective October 1, 1998, Gotham II was dissolved. In connection with its dissolution, Gotham II distributed all of its assets and liabilities to withdrawing limited partners. The withdrawing limited partners who are qualified purchasers, contributed such assets and liabilities to Gotham in return for limited partnership interest therein. A withdrawing limited partner who is not a qualified purchaser, contributed such assets and liabilities to Gotham III in return for a limited partnership interest therein.

									Page 7 of 10 Pages

On February 17, 2000, Gotham International distributed 123,144 common shares to a shareholder of Gotham International, in connection with such shareholder's redemption of its shares from Gotham International. The common shares had a deemed value of $4.656 per share as of January 1, 2000, the effective date of such redemption. Subsequently, such shareholder recontributed an identical number of common shares to Holdings III in consideration of an ownership interest in Holdings III.

Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for it's own account. Each of Gotham Advisors and Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International and Holdings III, respectively.

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Gotham Management is the manager of Holdings III. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors and Gotham Management.

 Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate sales price of the Common Stock sold during the last sixty days by Gotham International and reported in this Amendment No. 4 was $318,061.

Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

      (a) Gotham owns 0 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 0% of the outstanding Common Stock of the Company. Gotham III owns 0 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 0% of the outstanding Common Stock of the Company. Gotham International owns 883,956 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 7.15% of the outstanding Common Stock of the Company. Holdings III owns 123,144 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.00% of the

Page 8 of 10 Pages

outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 12,354,533 outstanding shares of Common Stock of the Company as reported in the Company's Form 10-Q for the quarter ended December 31, 2001. None of Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c) The tables below set forth information with respect to all sales of Common Stock by Gotham International. In each case, the transactions took place in the over-the-counter market during the last sixty days.

                 Shares of Common Stock
Date             Purchased/(Sold)              Price per Share

Gotham International

01/23/02         (11,000)                       1.64
01/24/02         (23,800)                       1.64
01/28/02         (3,600)                        1.64
01/30/02         (2,000)                        1.59
01/31/02         (2,000)                        1.59
02/13/02         (22,200)                       1.45
02/14/02         (1,300)                        1.47
02/15/02         (9,200)                        1.47
02/19/02         (8,200)                        1.47
02/20/02         (10,100)                       1.47
02/21/02         (13,200)                       1.47
02/22/02         (15,000)                       1.485
02/25/02         (32,700)                       1.512
02/26/02         (22,900)                       1.503
02/27/02         (13,300)                       1.54
02/28/02         (18,300)                       1.54


     Except as described above, none of Gotham, Gotham III, Gotham International, Holdings II, Gotham Advisors, Gotham Management, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

                                                       Page 9 of 10 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 28, 2002


			  GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

  			  GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              Senior Managing Member

                    GOTHAM PARTNERS III, L.P.

                    	  By: Section H Partners, L.P.
                              its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

			  GOTHAM HOLDINGS III, L.L.C.

                          By: Gotham Holdings Management, L.L.C.,
              		      The Investment Manager

                          By: /s/ William A. Ackman
                              William A. Ackman
                              Senior Managing Member

JOINT ACQUISITION STATEMENT
Page 10 of 10 Pages

EXHIBIT 1
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f)1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED:  February 28, 2002

                    GOTHAM PARTNERS, L.P.

                    	  By: Section H Partners, L.P.
                          	its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

  			  GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              Senior Managing Member

                    GOTHAM PARTNERS III, L.P.

                    	  By: Section H Partners, L.P.
                          	its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

			  GOTHAM HOLDINGS III, L.L.C.

                          By: Gotham Holdings Management, L.L.C.,
              			The Investment Manager

                          By: /s/ William A. Ackman
                              William A. Ackman
                              Senior Managing Member